

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

October 21, 2009

Nils H. Okeson
Senior Vice President, General Counsel and Secretary
Wendy's/Arby's Restaurants, LLC
1155 Perimeter Center West
Atlanta, GA 30338

> **Re:** **Wendy's/Arby's Restaurants, LLC**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 6, 2009**
> **File No. 333-161613**

Dear Mr. Okeson:

We have reviewed your response to our letter dated September 24, 2009 and have the following additional comments.

Exhibits

General

1. Please advise as to why the opinions contained in Exhibits 5.3 and 5.13 do not contain an opinion to the effect that no consent, approval, authorization or order of, or filing is required. Alternatively, please have counsel provide such an opinion.

2. Please revise each of the opinions in Exhibits 5.5, 5.6, 5.8, 5.9 and 5.10 to provide a good standing certificate that is as of a date closer to the date of the opinion. Alternatively, please have counsel delete the paragraph which limits its opinion to a good standing certificate that is not dated as of a date close to the date of the opinion.

Exhibit 5.12

3. Please delete the fourth paragraph of the opinion. All qualifications, exceptions, definitions and limitations should be contained within the body of the opinion.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Julie Rizzo at 202-551-3574 or me at 202-551-3412 with any other questions.

Regards,

Amanda Ravitz
Branch Chief - Legal

cc: John C. Kennedy
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Fax: (212) 492-0025